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                 September 26, 2022

       Randy Dehmer
       Chief Financial Officer
       Canterbury Park Holding Corp
       1100 Canterbury Road
       Shakopee, MN 55379

                                                        Re: Canterbury Park
Holding Corp
                                                            Registration
Statement on Form S-3
                                                            Filed on September
21, 2022
                                                            File No. 333-267540

       Dear Mr. Dehmer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Janice Adeloye at 202-551-3034 or Jennifer L pez Molina at 202-551-
       3792 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services